FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 10, 2012

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 10, 2012 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Director ir@aseglobal.com Clare Lin, Senior Director (US Contact) clare.lin@aseus.com Tel: + 1.408.636.9524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR OF 2011

Taipei, Taiwan, R.O.C., February 10, 2012 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenue1 of NT$46,390 million for the fourth quarter of 2011 (4Q11), down by 13% year-over-year and down by 1% sequentially.  Net income for the quarter totaled NT$2,639 million, down from a net income of NT$4,870 million in 4Q10 and down from a net income of NT$3,468 million in 3Q11.  Diluted earnings per share for the quarter were NT$0.40 (or US$0.066 per ADS), compared to diluted earnings per share of NT$0.72 for 4Q10 and NT$0.52 for 3Q11.

For the full year of 2011, the Company reported net revenues of NT$185,347 million and net income of NT$13,726 million.  Diluted earnings per share for the full year of 2011 was NT$2.03 or US$0.346 per ADS.

RESULTS OF OPERATIONS

4Q11 Results Highlights – Consolidated

●
Net revenue contribution from IC packaging operations, testing operations, EMS operations, substrates sold to third parties and others was NT$25,543 million, NT$5,603 million, NT$14,527 million, NT$668 million, and NT$49 million, respectively, and each represented approximately 55%, 12%, 31%, 2% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$37,915 million, down by 8% year-over-year and up from NT$37,786 million.

-	Raw material cost totaled NT$21,707 million during the quarter, representing 47% of total net revenue, compared with NT$21,550 million and 46% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,735 million during the quarter, representing 12% of total net revenue, compared with NT$5,726 million and 12% of total net revenue in the previous quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Depreciation, amortization and rental expenses totaled NT$5,491 million during the quarter, up by 6% year-over-year and up by 2% sequentially.

●	Gross margin decreased to 18.3% in 4Q11 from 19.1% in 3Q11.

●
Total operating expenses during 4Q11 were NT$4,974 million, including NT$1,954 million in R&D and NT$3,020 million in SG&A, compared with total operating expenses of NT$4,600 million in 3Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 11%, up from 9% in 4Q10 and 10% in 3Q11.

●	Operating income for the quarter totaled NT$3,501 million, down from NT$4,312 million in the previous quarter. Operating margin decreased to 7.5% in 4Q11 from 9.2% in 3Q11.

●	In terms of non-operating items:

-	Net interest expense was NT$404 million, up from NT$334 million a quarter ago.

-	Net foreign exchange gain of NT$348 million was primarily attributable to the appreciation of the U.S. dollar against N.T. dollar and depreciation of the U.S. dollar against Renminbi(“RMB”).

-	Loss on equity-method investments of NT$25 million was primarily attributable to our investment on Hung Ching Development & Construction Co. and StarChips Technology Inc.

-	Loss on valuation of financial assets and liabilities was NT$72 million.

-
Other net non-operating expenses of NT$396 million were primarily related to impairment loss.  Total non-operating expenses for the quarter were NT$549 million, compared to total non-operating expenses of NT$500 million for 4Q10 and total non-operating expenses of NT$112 million for 3Q11.

●
Income before tax was NT$2,952 million for 4Q11, compared to NT$4,200 million in the previous quarter.  We recorded income tax expense of NT$340 million during the quarter, compared to NT$717 million in 3Q11.

●	In 4Q11, net income was NT$2,639 million, compared to net income of NT$4,870 million for 4Q10 and net income of NT$3,468 million for 3Q11.

●
Our total number of shares outstanding at the end of the quarter was 6,755,707,472, including treasury stock owned by our subsidiaries and shares bought back from the open market.  We bought back treasury stock of 14,987,000 shares from the open market during the quarter.  Our 4Q11 diluted earnings per share of NT$0.40 (or US$0.066 per ADS) were based on 6,589,701,493 weighted average number of shares outstanding in 4Q11.

4Q11 Results Highlights – IC ATM2

●
Net revenue from IC ATM was NT$31,908 million for the fourth quarter of 2011, down 2% year-over-year and sequentially.  Net revenue contribution from IC packaging operations, testing operations, EMS operations, and substrates sold to third parties was NT$25,557 million, NT$5,603 million, NT$80 million and NT$668 million, respectively, and each represented approximately 80%, 18%, 0% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$25,118 million, up by 3% year-over-year and down by 1% sequentially.

-	Raw material cost totaled NT$10,215 million during the quarter, representing 32% of total net revenue, compared with NT$10,395 million and 32% of total net revenue in the previous quarter.

2 ATM stands for Semiconductor Assembly, Testing and Material.

-	Labor cost totaled NT$5,131 million during the quarter, representing 16% of total net revenue, compared with NT$5,148 million and 16% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,174 million during the quarter, up by 8% year-over-year and up by 2% sequentially.

●	Gross margin decreased to 21.3% in 4Q11 from 22.5% in 3Q11.

●
Total operating expenses during 4Q11 were NT$3,634 million, including NT$1,494 million in R&D and NT$2,140 million in SG&A, compared with total operating expenses of NT$3,453 million in 3Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 11%, up from 10% in 4Q10 and remained the same as 3Q11.

●	Operating income for the quarter totaled NT$3,156 million, down from NT$3,866 million in the previous quarter. Operating margin decreased to 9.9% in 4Q11 from 11.9% in 3Q11.

4Q11 Results Highlights – EMS

●	Net revenue contribution from EMS operations was NT$14,447 million, down by 16% year-over-year and up by 2% sequentially.

●	Cost of revenues was NT$12,667 million, down by 18% year-over-year and up by 2% sequentially.

-	Raw material cost totaled NT$11,505 million during the quarter, representing 80% of total net revenue, compared with NT$11,168 million and 79% of total net revenue in the previous quarter.

-	Labor cost totaled NT$603 million during the quarter, representing 4% of total net revenue, compared with NT$578 million and 4% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$192 million during the quarter, down by 6% year-over-year and up by 3% sequentially.

●	Gross margin increased to 12.3% in 4Q11 from 12.2% in 3Q11.

●
Total operating expenses during 4Q11 were NT$1,295 million, including NT$467 million in R&D and NT$828 million in SG&A, compared with total operating expenses of NT$1,113 million in 3Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, up from 7% in 4Q10 and 8% in 3Q11.

●	Operating income for the quarter totaled NT$485 million, down from NT$605 million in the previous quarter. Operating margin decreased to 3.4% in 4Q11 from 4.3% in 3Q11.

2011 Full-Year Results– Consolidated

●
Net revenues for the full year of 2011 amounted to NT$185,347 million, down by 2% from 2010.  The revenue contribution from IC packaging operations, testing operations, EMS operations, substrates sold to third parties and others was NT$102,677 million, NT$21,932 million, NT$57,850 million, NT$2,678 million, and NT$210 million, respectively, and each represented approximately 55%, 12%, 31%, 2% and 0%, respectively, of total net revenues  for the year.

●	Cost of revenues for the full year of 2011 were NT$150,338 million, compared with NT$148,198 million in 2010.

-	Raw material cost totaled NT$86,919 million during the year, representing 47% of total net revenues, compared with NT$88,556 million and 47% of total net revenues in 2010.

-	Labor cost totaled NT$22,380 million during the year, representing 12% of total net revenues, compared with NT$20,395 million and 11% of total net revenues in 2010.

-	Depreciation, amortization and rental expenses totaled NT$21,536 million during the year, representing 12% of total net revenues, compared with NT$18,584 million and 10% of total net revenues in 2010.

●	Gross margin decreased to 18.9% in 2011 from 21.5% in 2010.

●
Total operating expenses during 2011 were NT$18,188 million, including NT$7,118 million in R&D and NT$11,070 million in SG&A.  Total operating expenses as a percentage of net revenues were 10% in 2011, up from 9% in 2010.

●	Operating income for the year was NT$16,821 million, compared to operating income of NT$24,099 for the previous year. Operating margin decreased to 9.1% in 2011 from 12.8% in 2010.

●	Total non-operating income for the year were NT$176 million, compared to total non-operating expenses of NT$1,275 million for 2010.

●	Income before tax was NT$16,997 million for 2011. We recognized an income tax expense of NT$3,018 million during the year.

●	In 2011, net income amounted to NT$13,726 million, compared with a net income of NT$18,338 million in 2010.

●
Our total number of shares outstanding at the end of the year was 6,755,707,472, including treasury stock owned by our subsidiaries and shares bought back from the open market.  We bought back treasury stock of 105,475,000 shares from the open market during the year.  Our diluted earnings per share for 2011 were NT$2.03 (or US$0.346 per ADS), based on 6,755,116,730 weighted average number of shares outstanding.

2011 Full-Year Results– IC ATM3

●
Net revenues for the full year of 2011 amounted to NT$127,623 million, up by 1% from 2010.  The revenue contribution from IC packaging operations, testing operations, EMS operations and substrates sold to third parties was NT$102,747 million, NT$21,946 million, NT$252 million, and NT$2,678 million, respectively, and each represented approximately 81%, 17%, 0% and 2% respectively, of total net revenues for the year.

●	Cost of revenues for the full year of 2011 was NT$98,885 million, compared with NT$93,673 million in 2010.

-	Raw material cost totaled NT$40,762 million during the year, representing 32% of total net revenues, compared with NT$40,214 million and 32% of total net revenues in 2010.

-	Labor cost totaled NT$20,023 million during the year, representing 16% of total net revenues, compared with NT$18,417 million and 15% of total net revenues in 2010.

-	Depreciation, amortization and rental expenses totaled NT$20,261 million during the year, representing 16% of total net revenues, compared with NT$17,363 million and 14% of total net revenues in 2010.

●	Gross margin decreased to 22.5% in 2011 from 25.5% in 2010.

3 ATM stands for Semiconductor Assembly, Testing and Material.

●
Total operating expenses during 2011 were NT$13,410 million, including NT$5,425 million in R&D and NT$7,985 million in SG&A.  Total operating expenses as a percentage of net revenues were 11% in 2011, up from 10% in 2010.

●	Operating income for the year was NT$15,328 million, compared to operating income of NT$20,054 for the previous year. Operating margin decreased to 12.0% in 2011 from 15.9% in 2010.

2011 Full-Year Results – EMS

●	Net revenues contribution from EMS operations for the full year of 2011 amounted to NT$57,645 million, down by 10% from 2010.

●	Cost of revenues was NT$50,983 million, down by 10% from 2010.

-	Raw material cost totaled NT$46,285 million during the year, representing 80% of total net revenues, compared with NT$51,921 million and 81% of total net revenues in 2010.

-	Labor cost totaled NT$2,357 million during the year, representing 4% of total net revenues, compared with NT$2,123 million and 3% of total net revenues in 2010.

-	Depreciation, amortization and rental expenses totaled NT$765 million during the year, representing 1% of total net revenues, compared with NT$923 million and 1% of total net revenues in 2010.

●	Gross margin increased to 11.6% in 2011 from 11.4% in 2010.

●
Total operating expenses during 2011 were NT$4,610 million, including NT$1,706 million in R&D and NT$2,904 million in SG&A.  Total operating expenses as a percentage of net revenues was 8% in 2011, up from 7% in 2010.

●	Operating income for the year was NT$2,052 million, compared to operating income of NT$2,811 for the previous year. Operating margin decreased to 3.6% in 2011 from 4.4% in 2010.

LIQUIDITY AND CAPITAL RESOURCES

●	As of December 31, 2011, our cash and current financial assets totaled NT$25,268 million, compared to NT$33,180 million as of September 30, 2011.

●	Capital expenditures in 4Q11 totaled US$128 million, of which US$81 million was used for IC packaging, US$33 million for testing, US$8 million for EMS and US$6 million for interconnect materials.

●
For the full year 2011, we spent US$780 million for capital expenditures, including US$555 million for IC packaging, US$172 million for testing, US$24 million for EMS and US$29 million for interconnect materials.

●
As of December 31, 2011, we had total bank debt of NT$76,593 million, compared to NT$85,904 million as of September 30, 2011.  Total bank debt consisted of NT$22,965 million of revolving working capital loans, NT$3,461 million of the current portion of long-term debt, and NT$50,167 million of long-term debt.  Total unused credit lines amounted to NT$85,908 million.

●	Current ratio as of December 31, 2011 was 1.35, compared to 1.32 as of September 30, 2011. Net debt to equity ratio was 0.50 as of December 31, 2011.

●	Total number of employees was 51,411 as of December 31, 2011, compared to 48,901 as of December 31, 2010 and 52,312 as of September 30, 2011.

BUSINESS REVIEW

IC Packaging Operations4

●	Net revenues generated from our IC packaging operations were NT$25,557 million during the quarter, down by NT$468 million, or by 2% year-over-year, and down by NT$787 million, or by 3% sequentially.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 81% of total IC packaging net revenues during the quarter, down by 1 percentage point from the previous quarter.

●	Gross margin for our IC packaging operations during the quarter was 18.6%, down by 2.2 percentage points year-over-year and down by 0.9 percentage point from the previous quarter.

●
Capital expenditures for our IC packaging operations amounted to US$81 million during the quarter, of which US$59 million was used for wirebonding packaging capacity and US$22 million for wafer bumping and flip chip packaging equipment.

●	As of December 31, 2011, there were 13,846 wirebonders in operation. 316 wirebonders were added and 5 wirebonders were disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 24% of total packaging net revenues, up by 5 percentage points from the previous quarter.

Testing Operations

●	Net revenues generated from our testing operations were NT$5,603 million, down by NT$391 million, or by 7% year-over-year, and up by NT$105 million, or by 2% sequentially.

●
Final testing contributed 84% to total testing net revenues, down by 1 percentage point from the previous quarter.  Wafer sort contributed 14% to total testing net revenues, up by 1 percentage point from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, which remained the same as the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,644 million, down from NT$1,706 million in 4Q10 and up from NT$1,617 million in 3Q11.

●	In 4Q11, gross margin for our testing operations was 33.7%, down by 3.4 percentage points year-over-year and up by 1.2 percentage points from the previous quarter.

●	Capital spending on our testing operations amounted to US$33 million during the quarter.

●	As of December 31, 2011, there were 2,585 testers in operation. 74 testers were added and 25 testers were disposed of during the quarter.

EMS Operations

●	Net revenues generated from our EMS operations were NT$14,447 million, down by NT$2,781 million, or by 16% year-over-year, and up by NT$331 million, or by 2% sequentially.

●
Communications products contributed 37% to total EMS net revenues, up by 4 percentage points from the previous quarter.  Computing products contributed 24% to total EMS net revenues, up by 3 percentage points from the previous quarter.  Consumer products contributed 15% to total EMS net revenues, down by 5 percentage points from the previous quarter.  Industrial products contributed 15% to total EMS net revenues, down by 1 percentage point from the previous quarter.   Car products contributed 9% to total EMS net revenues, down by 1 percentage point from the previous quarter.

●	In 4Q11, gross margin for our EMS operations was 12.3%, up by 1.8 percentage points year-over-year and up by 0.1 percentage point from the previous quarter.

●	Capital spending on our EMS operations amounted to US$8 million during the quarter.

4 IC packaging services include module assembly services.

Substrate Operations

●
PBGA substrate manufactured by ASE amounted to NT$1,812 million during the quarter, down by NT$633 million, or by 26% year-over-year, and down by NT$601 million, or by 25% from the previous quarter. Of the total output of NT$1,812 million, NT$668 million was from sales to external customers.

●	Gross margin for substrate operations was 8.3% during the quarter, down by 14.4 percentage points year-over-year and down by 6.7 percentage points from the previous quarter.

●	In 4Q11, our internal substrate manufacturing operations supplied 29% (by value) of our total substrate requirements.

Customers

IC ATM CONSOLIDATED BASIS

●
Our five largest customers together accounted for approximately 37% of our total net revenues in 4Q11, compared to 30% in 4Q10 and 32% in 3Q11.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 51% of our total net revenues during the quarter, compared to 46% in 4Q10 and 47% in 3Q11.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 31% of our total net revenues during the quarter, compared to 42% in 4Q10 and 34% in 3Q11.

EMS BASIS

●
Our five largest customers together accounted for approximately 57% of our total net revenues in 4Q11, compared to 65% in 4Q10 and 56% in 3Q11.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 80% of our total net revenues during the quarter, compared to 81% in 4Q10 and 78% in 3Q11.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., MediaTek Inc., NEC Electronics Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc. and STMicroelectronics N.V.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2010 Annual Report on Form 20-F filed on June 17, 2011.

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	4Q/11	3Q/11	4Q/10
Net Revenues	31,908	32,581	32,602
Revenues by End Application
Communications	56%	53%	50%
Computers	12%	14%	15%
Automotive and Consumer	32%	32%	34%
Others	0%	1%	1%
Revenues by Region
North America	58%	56%	53%
Europe	12%	11%	14%
Taiwan	20%	19%	17%
Japan	5%	7%	9%
Other Asia	5%	7%	7%

IC Packaging Operations
Amounts in NT$ Millions	4Q/11	3Q/11	4Q/10
Net Revenues	25,557	26,344	26,025
Revenues by Packaging Type
Advanced substrate & leadframe based	81%	82%	83%
Traditional leadframe based	8%	9%	9%
Module assembly	6%	5%	5%
Others	5%	4%	3%
Capacity
CapEx (US$ Millions)*	81	140	72
Number of Wirebonders	13,846	13,535	10,903

Testing Operations
Amounts in NT$ Millions	4Q/11	3Q/11	4Q/10
Net Revenues	5,603	5,498	5,994
Revenues by Testing Type
Final test	84%	85%	84%
Wafer sort	14%	13%	14%
Engineering test	2%	2%	2%
Capacity
CapEx (US$ Millions)*	33	44	47
Number of Testers	2,585	2,536	2,191

EMS Operations
Amounts in NT$ Millions	4Q/11	3Q/11	4Q/10
Net Revenues	14,447	14,116	17,228
Revenues by End Application
Communications	37%	33%	43%
Computing	24%	21%	20%
Consumer	15%	20%	18%
Industrial	15%	16%	11%
Car	9%	10%	7%
Others	0%	0%	1%
Capacity
CapEx (US$ Millions)*	8	8	11
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data *
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2011	Sep. 30 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010
Net revenues:
IC Packaging	25,543	26,331	26,003	102,677	101,071
Testing	5,603	5,498	5,989	21,932	21,957
Direct Material	668	645	583	2,678	2,656
EMS	14,527	14,210	17,226	57,850	59,577
Others	49	14	3,482	210	3,482
Total net revenues	46,390	46,698	53,283	185,347	188,743

Cost of revenues	(37,915)	(37,786)	(41,316)	(150,338)	(148,198)
Gross profit	8,475	8,912	11,967	35,009	40,545

Operating expenses:
Research and development	(1,954)	(1,830)	(1,633)	(7,118)	(6,162)
Selling, general and administrative	(3,020)	(2,770)	(2,942)	(11,070)	(10,284)
Total operating expenses	(4,974)	(4,600)	(4,575)	(18,188)	(16,446)
Operating income (loss)	3,501	4,312	7,392	16,821	24,099

Net non-operating (expenses) income:
Interest expense - net	(404)	(334)	(316)	(1,336)	(1,171)
Foreign exchange gain (loss)	348	(579)	256	36	318
Gain (loss) on equity-method investments	(25)	(9)	(7)	97	73
Gain (loss) on valuation of financial assets and liabilities	(72)	904	(164)	908	96
Others	(396)	(94)	(269)	471	(591)
Total non-operating (expenses) income	(549)	(112)	(500)	176	(1,275)
Income (loss) before tax	2,952	4,200	6,892	16,997	22,824

Income tax benefit (expense)	(340)	(717)	(1,791)	(3,018)	(3,629)
(Loss) income from continuing operations and before minority interest	2,612	3,483	5,101	13,979	19,195
Minority interest	27	(15)	(231)	(253)	(857)

Net income (loss)	2,639	3,468	4,870	13,726	18,338

Per share data:
Earnings (losses) per share
– Basic	NT$0.40	NT$0.52	NT$0.74	NT$2.08	NT$2.78
– Diluted	NT$0.40	NT$0.52	NT$0.72	NT$2.03	NT$2.73

Earnings (losses) per equivalent ADS
– Basic	US$0.067	US$0.091	US$0.121	US$0.355	US$0.441
– Diluted	US$0.066	US$0.089	US$0.118	US$0.346	US$0.432

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,589,701	6,696,545	6,684,226	6,755,117	6,669,067

Exchange rate (NT$ per US$1)	30.24	28.94	30.51	29.34	31.55

* Figures above reflect consolidation of USI starting in February 2010.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2011	Sep. 30 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010
Net revenues:
IC Packaging	25,557	26,344	26,025	102,747	101,119
Testing	5,603	5,498	5,994	21,946	21,962
Direct Material	668	645	583	2,678	2,656
EMS	80	94	-	252	-
Total net revenues	31,908	32,581	32,602	127,623	125,737

Cost of revenues	(25,118)	(25,262)	(24,391)	(98,885)	(93,673)
Gross profit	6,790	7,319	8,211	28,738	32,064

Operating expenses:
Research and development	(1,494)	(1,408)	(1,232)	(5,425)	(4,670)
Selling, general and administrative	(2,140)	(2,045)	(2,000)	(7,985)	(7,340)
Total operating expenses	(3,634)	(3,453)	(3,232)	(13,410)	(12,010)
Operating income (loss)	3,156	3,866	4,979	15,328	20,054

Net non-operating (expenses) income:
Interest expense - net	(346)	(282)	(292)	(1,174)	(1,139)
Foreign exchange gain (loss)	301	(572)	317	(3)	431
Gain (loss) on equity-method investments	369	290	1,098	1,122	2,371
Gain (loss) on valuation of financial assets and liabilities	(84)	804	(185)	792	41
Others	(459)	(102)	(265)	232	(787)
Total non-operating (expenses) income	(219)	138	673	969	917
Income (loss) before tax	2,937	4,004	5,652	16,297	20,971

Income tax benefit (expense)	(329)	(523)	(655)	(2,330)	(2,171)
(Loss) income from continuing operations and before minority interest	2,608	3,481	4,997	13,967	18,800
Minority interest	31	(13)	(127)	(241)	(462)

Net income (loss)	2,639	3,468	4,870	13,726	18,338

Per share data:
Earnings (losses) per share
– Basic	NT$0.40	NT$0.52	NT$0.74	NT$2.08	NT$2.78
– Diluted	NT$0.40	NT$0.52	NT$0.72	NT$2.03	NT$2.73

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,589,701	6,696,545	6,684,226	6,755,117	6,669,067

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Income Statements Data – EMS
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2011	Sep. 30 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010
Net revenues:
Total net revenues	14,447	14,116	17,228	57,645	63,946

Cost of revenues	(12,667)	(12,398)	(15,424)	(50,983)	(56,667)
Gross profit	1,780	1,718	1,804	6,662	7,279

Operating expenses:
Research and development	(467)	(426)	(401)	(1,706)	(1,623)
Selling, general and administrative	(828)	(687)	(732)	(2,904)	(2,845)
Total operating expenses	(1,295)	(1,113)	(1,133)	(4,610)	(4,468)
Operating income (loss)	485	605	671	2,052	2,811

Net non-operating (expenses) income:
Total non-operating (expenses) income	115	85	(39)	359	145
Income (loss) before tax	600	690	632	2,411	2,956

Income tax benefit (expense)	(7)	(194)	(219)	(651)	(552)
(Loss) income from continuing operations and before minority interest	593	496	413	1,760	2,404
Minority interest	(6)	(5)	(2)	(17)	(8)

Net income (loss)	587	491	411	1,743	2,396

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data – Actual Basis*
(In NT$ millions)
(Unaudited)

	As of Dec. 31, 2011	As of Sep. 30, 2011

Current assets:
Cash and cash equivalents	24,422	32,089
Financial assets – current	846	1,091
Notes and accounts receivable	30,476	34,613
Inventories	30,070	26,813
Others	4,318	6,387
Total current assets	90,132	100,993

Financial assets – non current	2,221	2,640
Properties – net	111,779	110,653
Intangible assets	15,772	14,901
Others	3,974	4,514
Total assets	223,878	233,701

Current liabilities:
Short-term debts – revolving credit	22,965	31,334
Current portion of long-term debts	3,461	3,542
Notes and accounts payable	21,192	24,082
Others	19,143	17,472
Total current liabilities	66,761	76,430

Long-term debts	50,167	51,028
Other liabilities	4,667	4,135
Total liabilities	121,595	131,593

Minority interest	1,113	3,262

Shareholders’ equity	101,170	98,846
Total liabilities & shareholders’ equity	223,878	233,701

Current Ratio	1.35	1.32
Net Debt to Equity	0.50	0.52

* Figures above reflect consolidation of USI starting in February 2010.

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Dec. 31, 2011	As of Sep. 30, 2011

Current assets:
Cash and cash equivalents	10,125	10,836
Financial assets – current	50	136
Notes and accounts receivable	11,958	12,263
Inventories	6,626	7,216
Others	3,658	3,774
Total current assets	32,417	34,225

Financial assets – non current	441	439
Properties – net	4,845	4,850
Intangible assets	202	153
Others	697	824
Total assets	38,602	40,491

Current liabilities:
Short-term debts – revolving credit	4,409	5,748
Current portion of long-term debts	559	648
Notes and accounts payable	11,090	12,636
Others	2,637	2,181
Total current liabilities	18,695	21,213

Long-term debts	2,753	2,732
Other liabilities	512	478
Total liabilities	21,960	24,423

Minority interest	101	94

Shareholders’ equity	16,541	15,974
Total liabilities & shareholders’ equity	38,602	40,491